UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

Or

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to

Commission file number 001-13253

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

RENASANT BANK 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RENASANT CORPORATION

209 Troy Street

Tupelo, MS 38804-4827

Renasant Bank 401(k) Plan

Form 11-K

For the Year Ended December 31, 2012

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee

Renasant Bank 401(k) Plan

Tupelo, Mississippi

We have audited the accompanying statements of net assets available for benefits of the Renasant Bank 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of and for the year ended December 31, 2012, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Memphis, Tennessee

June 28, 2013

Renasant Bank 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2012	2011
Assets
Interest-bearing cash	$14	$10
Investments, at fair value:
Mutual funds	26,547,892	24,459,459
Collective trust funds	2,403,079	1,502,016
Separately managed accounts	21,429,566	17,288,099
Renasant Corporation common stock	13,355,428	10,232,479

Total investments	63,735,965	53,482,053
Receivables
Company contributions	4,757,749	4,134,953
Participant contributions	5,500	3,090
Accrued interest and dividends	—	116,598
Notes receivable from participants	145,421	118,366

Total receivables	4,908,670	4,373,007

Total assets	68,644,649	57,855,070
Liabilities
Other liabilities	8,941	75,665

Total liabilities	8,941	75,665

Net assets available for benefits	$68,635,708	$57,779,405

See Notes to Financial Statements.

Renasant Bank 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2012	2011
Investment income (loss)
Interest	$5,198	$4,702
Dividends	1,164,343	1,243,421
Net appreciation (depreciation) in fair value of investments	7,254,599	(1,987,803)

Total investment income (loss)	8,424,140	(739,680)
Contributions
Company	4,757,749	4,134,953
Participants	3,296,454	2,881,828
Rollovers	293,353	1,677,617
Other	1,870	2,051

Total contributions	8,349,426	8,696,449
Deductions
Benefits paid to participants	5,961,733	1,983,396
Certain deemed distributions	7,924	5,103
Corrective distributions	7,639	75,665
Other expenses	36	4

Total deductions	5,977,332	2,064,168
Transfers from affiliated plans	60,069	56,863

Net increase in net assets available for benefits	10,856,303	5,949,464
Net assets available for benefits:
Beginning of year	57,779,405	51,829,941

End of year	$68,635,708	$57,779,405

See Notes to Financial Statements.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note A – Description of Plan

The following brief description of the Renasant Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General: The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan covers substantially all employees of Renasant Corporation and its wholly-owned subsidiaries Renasant Bank and Renasant Insurance, Inc. (collectively referred to herein as the “Company”).

Eligibility: Common law employees of the Company, other than employees subject to a collective bargaining agreement, non-resident aliens, temporary and seasonal workers, are immediately eligible to participate in the Plan.

Contributions: Participants may voluntarily defer compensation up to applicable IRS limits, as defined in the Plan agreement. Any deferrals in excess of applicable IRS limits are distributed to the Participant in accordance with the terms of the Plan and are included in the line item “Corrective Distributions” in the Statements of Changes in Net Assets Available for Benefit. Participants may also rollover distributions from other qualified retirement plans, subject to the approval of the Plan administrator.

The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation as defined by the Plan. The Company also makes a nondiscretionary contribution for eligible participants equal to 5% of compensation as defined by the Plan. For eligible participants whose compensation, as defined by the Plan, exceeds the Social Security wage base, the Company makes an additional nondiscretionary contribution equal to 5% of the excess of compensation as defined by the Plan over the current Social Security wage base.

Participant Accounts; Allocations: The Plan maintains one or more accounts for each participant, including a money purchase account for participants in the prior The Peoples Bank & Trust Company Money Purchase Plan. Deferrals and rollover contributions are allocated to their respective accounts when made. Company contributions are made and allocated to their respective accounts at the end of the Plan year for those participants who are employed on the last day of the Plan year and are credited with 1,000 hours of service during the Plan year. No additional contributions are allocated to money purchase accounts.

Investments: Participants direct the investment of their accounts in an ERISA Section 404(c) arrangement. Earnings are allocated to accounts each business day.

Vesting: Participants are fully vested in deferrals and rollovers and earnings allocable to such contributions. Matching and nondiscretionary Company contributions and money purchase accounts vest under a six-year graduated schedule as presented below:

Years of Service	Vested %
Less than two	0%
Two, but less than three	20%
Three, but less than four	40%
Four, but less than five	60%
Five, but less than six	80%
Six or more	100%

Forfeitures: Forfeitures of non-vested Company contributions are used to reduce future Company contributions. There were forfeitures pending in the amount of $178,921 and $150,163 at December 31, 2012 and 2011, respectively.

Benefits: Benefits are equal to the vested value of each participant’s accounts. Upon termination of service, benefits are paid in the form of a single sum, except those amounts allocable to a participant’s money purchase account which are paid in the form of an annuity, unless a participant otherwise elects. Benefits are recorded when paid.

Administrative Expenses: The Plan sponsor pays the direct costs of the plan, including legal, audit, custodial and recordkeeping fees.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note A – Description of Plan (continued)

Notes Receivable from Participants: Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan availability is generally conditioned upon hardship conditions. Loan terms range from one to five years, unless the loan is for the purchase of a principal residence. The loans are secured by the balance in the participant’s accounts and bear interest at the prime rate of Renasant Bank plus 100 basis points. Principal and interest are paid ratably through payroll deductions.

Note B – Summary of Significant Accounting Policies

Basis of Accounting: The Plan’s financial statements are prepared using the accrual basis of accounting, with the exception of the payment of benefits, which are recognized as a reduction in the net assets available for benefits of the Plan as they are disbursed to participants.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Refer to Note H, “Fair Value Measurements,” for a discussion of the methods and assumptions used by the Plan to estimate the fair values of the Plan’s investments. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in the fair value of investments, as recorded in the Statements of Changes in Net Assets Available for Benefits, includes changes in the fair value of investments acquired, sold or held during the year.

Notes Receivable from Participants: Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon applicable law and are included in the Statements of Changes in Net Assets Available for Benefits under the line item “Certain deemed distributions.”

Subsequent Events: The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2012 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

Note C – Related Party Transactions

Renasant Corporation sponsors the Plan. Renasant Corporation common stock is one of the investment options in the Plan. Renasant Bank is the trustee of the Plan. Federated Investors, Inc. and related subsidiaries are third party administrators of the Plan. Transactions between the Plan and these entities constitute exempt party-in-interest transactions.

Certain of the Plan’s investments are managed funds consisting of mutual funds aggregated specifically for the investment option of participants in the Plan. Although these funds bear the name of Renasant Bank, they do not consist of shares of the Company, and the underlying mutual funds are not proprietary to the Company.

Note D – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note E – Tax Status

The Plan obtained its latest determination letter on February 22, 2011, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since that date. The Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan had no uncertain tax positions at December 31, 2012 or 2011. If interest and penalties are incurred related to uncertain tax positions, such amounts are recognized in income tax expense. Tax periods for all fiscal years after 2009 remain open to examination by the federal and state taxing jurisdictions to which the Plan is subject.

Note F – Plan Termination

Although it has not expressed any intent to do so, the Company has the right at any time to terminate the Plan, in whole or in part, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Note G – Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011, were as follows:

	2012				2011
	Number of Units		Fair Value		Number of Units		Fair Value
Renasant Corporation common stock	697,776		$13,355,428		682,165		$10,232,479
Renasant Bank Moderate Growth Fund	599,098		7,814,175		526,917		6,094,385
Renasant Bank Conservative Growth Fund	538,161		6,888,305		420,772		4,858,534
Metropolitan West Total Return Bond – I	494,547		5,385,621		—	(2)	—	(2)
Federated Prime Obligations Fund IS	4,340,548		4,340,548		2,816,700		2,816,700
Vanguard Total Stock MKT IDX Signal	115,113		3,961,051		—	(2)	—	(2)
Renasant Bank Aggressive Growth Fund	259,659		3,438,728		306,577		3,540,334
Federated Total Return Bond – IS	—	(1)	—	(1)	504,815		5,694,316
Lord Abbett Fundamental Equity Fund – I	—	(1)	—	(1)	345,024		4,188,591

(1)	Not an investment option for the Plan at December 31, 2012.
(2)	Not an investment option for the Plan at December 31, 2011.

The Plan’s investments, including gains and losses on investments bought and sold, as well as investments held during the year, appreciated (depreciated) in value as follows:

	2012	2011
Appreciation (depreciation) in fair value of investments:
Mutual funds	$1,915,122	$(996,605)
Collective trust fund	148,049	73,042
Separately managed accounts	2,234,324	71,310
Renasant Corporation common stock	2,957,104	(1,135,550)

Net appreciation (depreciation) in fair value of investments	$7,254,599	$(1,987,803)

Renasant Bank 401(k) Plan

Notes to Financial Statements

Note H – Fair Value Measurements

Financial Accounting Standards Board Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures,” provides guidance for using fair value to measure assets and liabilities and also establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to a valuation based on quoted prices in active markets for identical assets and liabilities (Level 1), moderate priority to a valuation based on quoted prices in active markets for similar assets and liabilities and/or based on assumptions that are observable in the market (Level 2), and the lowest priority to a valuation based on assumptions that are not observable in the market (Level 3).

The following methods and assumptions are used by the Plan to estimate the fair values of the Plan’s financial instruments on a recurring basis:

Mutual funds: These investments are valued using the Net Asset Value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Collective trust fund and separately managed accounts: These investments are valued based on the market value of the underlying investments.

Renasant Corporation common stock: The Company’s common stock is traded on the NASDAQ Global Select Market and is valued using the closing price on the last day of the Plan year.

The following table presents the Plan’s financial instruments that are measured at fair value on a recurring basis at December 31, 2012 and 2011:

	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Totals
December 31, 2012
Mutual funds	$26,547,892	—	—	$26,547,892
Collective trust fund	—	2,403,079	—	2,403,079
Separately managed accounts	—	21,429,566	—	21,429,566
Renasant Corporation common stock	13,355,428	—	—	13,355,428

	$39,903,320	$23,832,645	$—	$63,735,965

December 31, 2011
Mutual funds	$24,459,459	—	—	$24,459,459
Collective trust fund	—	1,502,016	—	1,502,016
Separately managed accounts	—	17,288,099	—	17,288,099
Renasant Corporation common stock	10,232,479	—	—	10,232,479

	$34,691,938	$18,790,115	$—	$53,482,053

SUPPLEMENTAL SCHEDULE

RENASANT BANK 401(k) PLAN

EIN 64-0220550

PLAN 004

Schedule H, Line 4i – Schedule of Assets (Held At End of Year)

December 31, 2012

(a)	(b) Identity of issuer, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost		(e) Current Value**
*	Federated	Interest-bearing cash	*	*	$14
*	Federated	Renasant Bank Income Fund	*	*	2,403,079
*	Federated	Renasant Bank Conservative Growth Fund	*	*	6,888,305
*	Federated	Renasant Bank Moderate Growth Fund	*	*	7,814,175
*	Federated	Renasant Bank Growth Fund	*	*	3,288,359
*	Federated	Renasant Bank Aggressive Growth	*	*	3,438,728
*	Columbia	Acorn International Fund – Z	*	*	1,329,456
*	Hartford	International Opportunities Fund – Y	*	*	1,572,038
*	Delaware Group	Small Cap Value Institutional Fund	*	*	270,179
*	Lord Abbett	Developing Growth Fund – I	*	*	935,680
*	Vanguard	Small Cap Index Signal	*	*	1,238,073
*	Federated	Mid-Cap Index Fund – SS	*	*	71,362
*	ING	Mid-Cap Opportunities Fund – I	*	*	1,766,270
*	RidgeWorth	Mid-Cap Value Equity Fund – I	*	*	858,808
*	Columbia	Dividend Income Fund – Z	*	*	1,845,555
*	Vanguard	Total Stock Market Index Signal	*	*	3,961,051
*	Wells Fargo	Advantage Growth Fund – I	*	*	2,405,349
*	Baird Funds	Core Plus Bond Institutional	*	*	26,730
*	Federated	Institutional High Yield Bond Fund	*	*	541,171
*	Metropolitan West	Total Return Bond Fund – I	*	*	5,385,621
*	Federated	Prime Obligations Fund – IS	*	*	4,340,548

					50,380,551
*	Renasant Corporation	Common Stock	*	*	13,355,428

					63,735,979
*	Notes Receivable from Participants	Range of interest rates from 4.25% to 9.25% with maturity dates through 2018	*	*	145,421

			*	*	$63,881,400

*	Denotes party-in-interest
**	Cost information has been omitted for participant-directed investments.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

RENASANT BANK 401(K) PLAN

Date: June 28, 2013	/s/ Hollis Ray Smith
Hollis Ray Smith
Executive Vice President and
Human Resources Director